PRESS RELEASE                                                        EXHIBIT XII
October 29, 2004

Q3 REPORTING

3rd quarter 2004 - a transitional quarter

The 3rd quarter was a transitional quarter for Ocean Rig. The company has repositioned Eirik Raude to Norway, entered into new contracts at record high day rates and refinanced short term debt. As a result, the company will be in a stronger position going forward with better margins, improved earnings visibility and no major debt maturities before 2008.

The 3rd quarter accounts are affected by lower revenue during a 68 days off hire period between contracts for Leiv Eiriksson in Angola and 37 days relocation of Eirik Raude from Canada to Norway, in addition to higher operational costs resulting from non-recurring relocation costs and other non-recurring adjustments. Of the total $ 13.7 million in mobilization fees that have been agreed with clients for mobilizing the rigs, only $ 2 million has been recognized as revenue in the quarter.

EBITDA for the second quarter was USD -2.0 million (USD 13.3 mill), the operating result was USD -13.7 million (USD 3.3 mill) and net result was USD -25.2 million (USD 6.9 mill).

Since the end of the quarter, Leiv Eiriksson has commenced drilling under a contract with BP Angola. Eirik Raude is in the final stage of the upgrade project in preparation for the Barents Sea program for Statoil and Norsk Hydro.

The Executive Chairman, Geir Aune said: "We are almost through a transition that will allow the company to enjoy the results of good medium term contracts and benefit from the continuing improving market for our services."

Ocean Rig owns and operates two of the world's largest and most modern drilling rigs, built for ultra deep waters and extreme weather conditions. One unit is currently operating offshore Angola and one unit is undergoing preparation for drilling in the Barents Sea.

The 3rd quarter interim report with financials and notes are attached hereto (click).

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT GEIR AUNE, CHAIRMAN, OR SENIOR VICE PRESIDENT FINANCE CHRISTIAN MOWINCKEL, TEL: +47 51 96 90 00.

STAVANGER, OCTOBER 29TH, 2004
OCEAN RIG ASA


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